Filed pursuant to Rule 433

Registration No. 333-261972

Relating to Preliminary Prospectus Supplement dated November 6, 2025

Term Sheet

FEDERATIVE REPUBLIC OF BRAZIL—PRICING TERMS

6.625% Global Bonds due 2035

Issuer	Federative Republic of Brazil (“Brazil”)

Transaction	6.625% Global Bonds due 2035 (the “2035 Global Bonds”)

Ratings	Ba1 (stable) / BB (stable) / BB (stable) (Moody’s/S&P/Fitch)*

Distribution	SEC Registered

Total Amount Issued	U.S.$750,000,000 (brings total size to U.S.$4,500,000,000)

Total Gross Proceeds (before fees and expenses)	U.S.$772,252,500 (excluding accrued interest)

Coupon	6.625% per annum, 30/360

Maturity	March 15, 2035

Offering Price	102.967% of the principal amount, plus accrued interest, totaling U.S.$8,143,229.17, or U.S.$10.86 per U.S.$1,000 principal amount of the 2035 Global Bonds, from September 15, 2025 to, but not including, November 14, 2025, the date Brazil expects to deliver the 2035 Global Bonds, and any additional interest to date of delivery, if later.

Yield to Maturity	6.200% per annum

Benchmark Bond	4.250% due August 15, 2035

Benchmark Price	101-08+

Benchmark Yield	4.091%

Reoffer Spread	210.9 bps

Underwriting Fee	0.200%

Interest Payment Dates	March 15 and September 15 of each year

First Interest Payment Date	March 15, 2026

Use of Proceeds	Brazil intends to use the net proceeds of the sale of the 2035 Global Bonds for repayment of outstanding federal public debt of Brazil.

Reopening	The 2035 Global Bonds constitute a further issuance of, and will form a single series with, the existing U.S.$3,750,000,000 aggregate principal amount of Brazil’s 6.625% Global Bonds due 2035 previously issued on February 25, 2025 and June 11, 2025.

Optional Redemption	The 2035 Global Bonds will be subject to redemption at the option of Brazil before maturity, on terms described under “Description of the 2035 Global Bonds—Optional Redemption” in the Prospectus Supplement.

Make-whole spread	35 bps

Pricing Date	November 6, 2025

Settlement Date	November 14, 2025 (T+5)

CUSIP / ISIN	105756CL2 / US105756CL22

Denominations Listing	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof Application will be made to list the 2035 Global Bonds on the London Stock Exchange plc for the 2035 Global Bonds to be admitted to trading on the London Stock Exchange plc’s International Securities Market (the “ISM”).

Governing Law	New York Law.

Joint Lead Managers and Joint Bookrunners	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

Underwriting Commitments	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC	U.S.$250,000,000 U.S.$250,000,000 U.S.$250,000,000

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of each other securities rating.

A preliminary prospectus supplement, subject to completion, dated November  6, 2025, together with an accompanying prospectus, for the 2035 Global Bonds, is available from the SEC’s website using the following link: https://www.sec.gov/Archives/edgar/data/205317/000119312525268173/d36693d424b5.htm [sec.gov].

The information in the preliminary prospectus supplement and this term sheet is not complete and may be changed. The preliminary prospectus supplement and this term sheet are not offers to sell any securities and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) and the preliminary prospectus supplement with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146, Deutsche Bank Securities Inc. toll-free at +1 (800) 503-4611, or Goldman Sachs & Co. LLC toll-free at +1 (866) 471-2526.

The 2035 Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the 2035 Global Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the 2035 Global Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The 2035 Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the 2035 Global Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the 2035 Global Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Neither this term sheet nor any other material relating to the offering has been approved by an authorized person for the purposes of section 21 of the FSMA. This term sheet is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this term sheet relates will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the same will be engaged in only with, relevant persons. The 2035 Global Bonds which are the subject of the offering will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the 2035 Global Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this term sheet or any other material relating to the offering.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS TERM SHEET AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS TERM SHEET HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.